Exhibit 99.2

GOLD RESERVE INC.
September 30, 2015
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 27, 2015 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes.

In connection with the preparation of the Company’s consolidated financial statements for the three and nine months ended September 30, 2015, an error was identified in the amount of non-cash stock option compensation expense recorded in the comparative period ended September 30, 2014. Additional compensation expense related to options granted in 2011 should have been recognized in the three and nine months ended September 30, 2014 as a result of the vesting conditions that were contingent upon the issuance of the Arbitral Award, which occurred on September 22, 2014. The error was not material to any of our previously issued consolidated financial statements. Prior year comparative financial statements have been revised to correct the effect of this error (See Note 3, Revision of Prior Period Financial Statements).  This non-cash revision did not impact net cash flows or total shareholders’ equity for any prior period. The discussion and analysis included herein is based on revised financial results for the three and nine months ended September 30, 2014.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent efforts have included:

▪  pursuing any and all means to ensure timely payment of the arbitral award (the "Arbitral Award" or "Award") issued by the tribunal (the "ICSID Tribunal" or "Tribunal") of the International Center for Investment Disputes (the "ICSID") on September 22, 2014 in connection with Venezuela's seizure of the Company's Brisas Project.

▪  communicating with authorized representatives of Venezuela to resolve the payment of the Award;

▪  evaluating options regarding the extension of the Company's debt maturing December 31, 2015 and additional funding in the form of debt or equity;

▪  pursuing all opportunities to sell the remaining Brisas Project related assets; and

▪  evaluating other exploration mining prospects.

Brisas Arbitration

In October 2009, Gold Reserve initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank. The Company filed its claim to obtain compensation for the losses caused by the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded to the Company the Arbitral Award
(the "Award") totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $58,000 per day) for a total estimated Award as of the date of this report of $760 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

Although the process of getting an Award recognized and enforced is different in each jurisdiction, the process in general is- the Company files a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgement against Venezuela. Thereafter the Company will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, Venezuela and the Company filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. The Company identified what it considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in favor of Gold Reserve on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Legal Activities in France

The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties the seat of the Tribunal was in Paris.  As a consequence, the Award is subject to review by the French courts.

Venezuela's Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the Award annulled or set aside. According to the initial schedule established by the Paris Court of Appeal, written pleadings were supposed to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul was to take place on November 3, 2015. Because the president of the section who was to rule on the case has been promoted to become a judge at the French Supreme Court, the Paris Court of Appeal decided to postpone the hearing from November 3, 2015 to February 4, 2016, and subsequently postponed the date of the closure of the proceedings from October 15, 2015 to December 3, 2015, upon Venezuela’s request.  At this stage, the Company expects that a judgment on Venezuela’s application will be rendered in spring 2016, although this is a matter over which the Company has no control.

 Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

Venezuela also filed an application before the Paris Court of Appeal to annul the December 15th Decision whereby the Tribunal dismissed Venezuela’s motion to correct the Award (see December 15, 2014 Reconfirmation of Arbitral Award above).  Venezuela filed its brief on this matter on May 5, 2015 and on May 7, 2015 the Paris Court of Appeal accepted a proposal by both parties to follow the same procedural schedule established for the initial application for annulment discussed above. Following the same procedural schedule could allow a decision on both of Venezuela's annulment applications in spring 2016. Although, similar to the initial application for annulment, this is a matter over which the Company has no control. Neither annulment proceedings discussed herein affect the finality of the Award or its enforceability in the interim.

Application for Exequatur

On October 31, 2014, the Company filed an application before the Paris Court of Appeal to obtain an order of exequatur for the recognition of the Award in France. Venezuela opposed the Company’s application and requested a stay of execution pending the determination of its application for annulment of the Award discussed above. On January 29, 2015, the Paris Court of Appeal granted the Company’s application for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of the Company’s ICSID Award granted on January 29, 2015, is not appealable and remains in full force and effect.

Legal Activities in US District Court for the District of Columbia

On November 26, 2014, the Company filed in the U.S. District Court for the District of Columbia a petition to confirm the Award that had been rendered by an arbitral tribunal constituted under the Additional Facility Rules of the International Center for the Settlement of Investment Disputes (“ISCID”) of the World Bank.

Venezuela initially avoided service related to the filing, refusing, among other things, to authorize its U.S. counsel to accept service of Gold Reserve’s petition.  Subsequently on April 15, 2015, Venezuela agreed to accept service and further agreed to respond to the petition on or before June 12, 2015.  On that date, Venezuela filed a motion to dismiss and raised arguments that were essentially the same as those invoked in its still-pending application to annul the Award before the Paris Court of Appeal.  In the alternative, Venezuela asked for a stay of enforcement of the Award pending the annulment determinations by the Paris Court of Appeal. The Company filed its response to Venezuela’s arguments on July 2, 2015, and thereafter through September 25, 2015, further briefing was submitted by both parties to the D.C. district court.

On November 20, 2015, the Court entered an Order denying Venezuela’s motion to dismiss or in the alternative stay the proceedings, granting the Company’s petition to confirm the Award, confirming the Award, and entering judgment for the Company against Venezuela in the amount of $713,032,000 plus (i) pre-award interest in the amount of $22,299,576, (ii) post-award interest on the total amount awarded, inclusive of pre-award interest, at a rate of LIBOR plus 2%, compounded annually, from September 22, 2014, until payment in full; and (iii) $5 million in legal fees and costs awarded by the arbitration tribunal (collectively, the “Judgment”).

The Judgment, which as of the date of the Order was in excess of $760 million, is immediately enforceable in the United States as a judgment of the United States District Court for the District of Columbia. The Company intends to vigorously pursue all available measures to enforce and collect on the Judgment, in full. Venezuela has the option of appealing the Judgment to the U.S. Circuit Court of Appeals for the District of Columbia.

Legal Activities in Luxembourg

On October 28, 2014, the Company was granted an exequatur for the recognition and execution of the Award by the Tribunal d’arrondissement de et à Luxembourg. As a result, the Company is allowed to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the "Luxembourg Court of Appeal") asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

The Luxembourg Court of Appeal subsequently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, the Company filed its response to Venezuela’s first set of arguments, on March 16, 2015, Venezuela filed a reply on April 20, 2015 and, thereafter the Company filed its reply on April 30, 2015.

On June 25, 2015, the Luxembourg Court of Appeal stayed Venezuela's appeal of the October 28, 2014 order of the Chairman of the Tribunal d’arrondissement de et à Luxembourg granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal is scheduled to hear Venezuela’s application to annul within a few months. The exequatur remains in full effect which means that the Company is free to proceed with additional seizures if and when it deems it appropriate.

The Company, on several occasions, served on the Luxembourg offices of JP Morgan Chase Bank, N.A. (JP Morgan) and Deutsche Bank Trust Company Americas (DBTCA) the equivalent of writs of garnishment relating to interest payments on Venezuela sovereign bonds and any other funds owned by Venezuela. These banks were chosen because they are designated as paying agents or transfer agents in listing memoranda relating to various bonds issued by Venezuela and listed on the Luxembourg Stock Exchange. The banks continue to deny holding funds for the account of Venezuela, which appears to contradict the information contained in the listing memoranda.

As a result, the Company intends to have the issue determined by the appropriate court or judge having jurisdiction in Luxembourg over such matters or make other legal inquiries in other jurisdictions to assist the Company in understanding the relevant funding process. To that end, the Company applied in the US District Court for the Southern District of Florida for orders, under 28 U.S.C. § 1782, authorizing it to subpoena JP Morgan, (DBTCA) and The Bank of New York Mellon Corporation (“BNY Mellon”), which are designated as fiscal agents, paying agents, transfer agents and/or registrars on various bonds issued by Venezuela.  On July 22, August 10 and September 11, 2015, respectively, the Company was notified that the Court had granted the Company’s applications and service ensued on JP Morgan on July 24, on DBTCA on August 12, and on BNY Mellon on September 16, 2015.  JP Morgan and DBTCA have produced responsive documents, and BNY Mellon is in the process of producing responsive documents.  The Company presently is engaged in the process of completing the document productions and scheduling follow-on depositions.

Legal Activities in England

On May 19, 2015, the Company filed in the High Court (Queen Bench’s Division - Commercial Court) an application for leave to enforce the Award pursuant to s. 101(2) of the Arbitration Act.  In the English courts, such application is made by way of an Arbitration Claim Form ("Claim").  On May 21, the Court granted leave to enforce the Award as a judgment or order of the court, and entered judgment in the amount of the Award ("Order and Judgment").  Prior to formal service, copies of the Claim Form (with supporting evidence) and the Order and Judgment were delivered to Venezuela on July 28, 2015 ("Delivery").  Formal service of the Order and Judgment was then effected through the Foreign Process Section of the Royal Courts of Justice (as required under the State Immunity Act) on September 25, 2015. Pursuant to the general rules and practice of the Court, enforcement of the Order and Judgment is stayed, pending a period of 2 months and 22 days following service of the Order and Judgment on Venezuela, during which period the latter may apply to set aside the Order and Judgment.

Following Delivery, Venezuela’s English counsel sent correspondence to the Company’s counsel suggesting that the Company had attempted formal service by the Delivery – which is incorrect and was refuted in correspondence from the Company's counsel.  On September 25, 2015 (prior to formal service), Venezuela made an application to the Court for declarations that the Court has no jurisdiction over the Claim, and for orders that (i) the Claim be set aside, (ii) service of the Claim (if any) be dismissed and (iii) that the Order and Judgment be set aside.  The Company has since filed responsive evidence to Venezuela’s application, and Venezuela’s evidence in reply is due on November 20, 2015.  The hearing of Venezuela’s application is fixed for January 18 to 20, 2016.  The Company intends to seek orders at the hearing that Venezuela’s application be dismissed, and that enforcement can commence without further delay.

Communications with Venezuela

The Company's management has continued to have settlement discussion with the appropriate representatives of Venezuela regarding the satisfaction of the Award and the development of the Brisas-Las Cristinas gold copper project.  The representatives for Venezuela have included the Vice President of the Republic, the Minister of Oil and Mining (also President of Petroleos de Venezuela, S.A. (PDVSA)), the  Attorney General and representatives from his office, and representatives of the Central Bank of Venezuela.

In July 2015, the parties agreed to work in good faith to (1) resolve the amount due the Company related to the Arbitral Award and, (2) work together to develop the Brisas-Las Cristinas project.

While it is the objective of both the Company and the Venezuelan government to amicably resolve the payment of the arbitral award and to develop the Brisas-Las Cristinas gold copper deposit, the Company continues to pursue all legal avenues to enforce and collect the arbitral award and in turn, Venezuela is taking all legal steps to defend its rights. The Company believes that Venezuela will honor its international arbitral obligation although there can be no assurances in this regard.  The Company remains firmly committed to the enforcement and collection of the Award including accrued interest in full and will continue to vigorously pursue all available remedies accordingly in every jurisdiction where it perceives that it can draw a benefit that will bring it closer to the collection of the Award.

Venezuela’s Intent to Develop the Brisas/Las Cristinas Mine

Historically Venezuela has publicly stated its intent to develop the Brisas Project and contiguous areas and has reportedly had discussions with one or more major corporations for initial studies related to the development and eventual construction of the Brisas or Brisas-Las Cristinas mine as a large gold-copper complex. In December 2013, the Venezuelan government granted the gold exploration and mining rights in three areas located in Bolivar State (including the area of the Brisas gold and copper deposit) valued at $30 billion to Empresa Nacional Aurifera, S.A. ("ENA"), a subsidiary of the Venezuelan State-owned oil company Petróleos de Venezuela, S.A. ("PDVSA") and concurrently ENA sold a 40% interest to Venezuela's central bank, Banco Central de Venezuela ("BCV") for an estimated $12 billion allowing PDVSA to offset promissory notes payable to BCV totaling $21.5 billion and record a gain on the transaction of approximately $9.5 billion. Gold Reserve is prepared to assist Venezuela to find a joint solution that would include the transfer of the extensive technical data related to the development of the Brisas Project that was compiled by the Company. This would allow PDVSA, ENA, BCV and their contractor/consultants to develop Brisas on an accelerated basis for the benefit of Venezuela, with appropriate compensation for the Company apart from the collection of any payments associated with the Award.

The Company’s Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements and good business practices regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award including payments pursuant to the terms of the convertible notes (if not otherwise converted), Interest Notes, CVR's, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, the Company's current plan is to distribute to its shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan ("Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes times 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. The Company also maintains the Gold Reserve Director and Employee Retention Plan (See Note 10, Stock Based Compensation Plans).  Units ("Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. The Company currently does not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

The Company has outstanding contingent value rights ("CVR's") which entitles the holder to receive, net of certain deductions (including income tax calculation and the payment of current obligations of the Company), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by the Company with respect to the Brisas Arbitration proceedings or disposition of the technical data related to the development of the Brisas Project that was compiled by the Company (the "Brisas Project Technical Mining Data"). The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration received by the Company and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVR's and will become an obligation of the Company only upon collection of the Arbitral Award and/or disposition of the technical data is realized.

Included in accounts payable is approximately $2.5 million in legal fees which were deferred during the arbitration and became payable as a result of the Arbitral Award. By agreement, these fees are now expected be paid in December 2015. This agreement included a reduction of $0.5 million from the original amount due of $3.1 million and a deferral of an additional $0.1 million until collection of the award. The total amount of additional contingent legal fees which will become payable upon the collection of the Award is approximately $1.8 million.

Exploration Prospects

La Tortuga Property

In April 2012, Soltoro Ltd. granted the Company the right to earn an undivided 51% interest in the 11,562 hectare La Tortuga property, a copper and gold prospect located in Jalisco State, Mexico, by making an aggregate $3.65 million in option payments and property expenditures over three years. Subsequently the Board concluded that continued investment in the property was no longer warranted and the Company expensed all previously capitalized costs as of June 30, 2014 and formally terminated its option on the property in August 2014.

The Company continues to evaluate alternative prospects with a focus on, among other things, location, the mineralized potential, economic factors and the level and quality of previous work completed on the prospect. The Company is focused on prospects that are located in politically friendly jurisdictions, which have clear and well-established mining, tax and environmental laws and an experienced mining authority.

Financial Overview

The Company's overall financial position continues to be influenced by a number of significant historical events: the seizure of the Brisas Project by the Venezuelan government, costs related to obtaining the Arbitral Award and on-going efforts to enforce and collect it, interest expense related to notes payable, the subsequent write-off of the accumulated Brisas Project development costs, impairment of the value of the equipment originally acquired for the Brisas Project and our restructuring of outstanding debt in 2012 and 2014.

Recent operating results continue to be shaped by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, interest expense related to our debt, write-down of Brisas Project equipment during 2014 and maintaining the Company's legal and regulatory obligations in good standing.

The Company has no commercial production and, as a result, continues to experience losses from operations, a trend the Company expects to continue unless the Company collects, in part or whole, the Arbitral Award and/or acquires and develops a mineral project which results in positive results from operations.

Historically the Company has financed its operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding convertible notes and/or future financings, if any. The Company has only one operating segment, the exploration and development of mineral properties

The Company's efforts to address its longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.  In view of these uncertainties there is substantial doubt about the Company's ability to continue as a going concern.

During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million of New Notes also maturing December 31, 2015, net of costs of approximately $1.3 million. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the consolidated financial statements).

More recently, the Company agreed to issue additional convertible notes totaling $13.4 million ($12.3 for cash and $1.1 representing 2.5% of the extended principal and interest amount as a restructuring fee) and modify, amend and extend the maturity date of $43.7 million of currently outstanding principal and accrued interest from December 31, 2015 to December 31, 2018. See Liquidity and Capital Resources-Financing Activities and Note 12 to the consolidated financial statements.

The Company also continues its efforts to dispose of the remaining Brisas Project assets, pursue a timely completion of the Brisas Arbitration claim before ICSID and maintain its willingness to pursue settlement discussions relating to our dispute with the Venezuelan government.

Liquidity and Capital Resources

At September 30, 2015, the Company had cash and cash equivalents of approximately $2.2 million which represents a decrease from December 31, 2014 of approximately $4.2 million. The net decrease was due to cash used by operations as more fully described in the “Operating Activities” section below.

	2015	Change	2014
Cash and cash equivalents	$2,247,090	$(4,192,057)	$6,439,147

As of September 30, 2015, the Company had financial resources including cash, cash equivalents and marketable securities totaling approximately $2.4 million, Brisas Project related equipment with an estimated fair value of approximately $12.2 million (See Note 8 to the consolidated financial statements) and short-term financial obligations including convertible notes and interest notes of $42.9 million face value and accounts payable and accrued expenses of approximately $3.9 million. Included in accounts payable is approximately $2.5 million which represents legal fees deferred during the arbitration but now payable as a result of the Award. In addition, the Company is obligated to pay contingent legal fees of approximately $1.8 million due upon the collection of the Award. As of the date of this report, the Company had approximately $1.6 million in cash and investments, which are held primarily in U.S. dollar denominated accounts.

The Company has no revenue producing operations at this time and its working capital position, cash burn rate and debt maturity schedule requires the Company to seek additional sources of funding to ensure the Company’s ability to continue its activities in the normal course. To address its funding requirements in addition to its convertible notes due in December 2015 (see Financing Activities and Note 12 to the consolidated financial statements), the Company is continuing its efforts to dispose of the remaining Brisas Project related assets and pursue a timely and successful collection of the Arbitral Award and sale of the Brisas Project Technical Mining Data.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2015 and 2014 was approximately $4.5 million and $5.8 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of convertible notes recorded as interest expense, stock option compensation and certain changes in working capital.

Cash flow used in operating activities during the nine months ended September 30, 2015 decreased from the prior comparable period due to decreases in exploration expense, legal expense and corporate general and administrative expense partially offset by an increase in costs associated with the enforcement and collection of the Arbitral Award.

Investing Activities

During the nine months ended September 30, 2015, the company sold certain Brisas project related equipment for $165,000 and recorded a loss of $9,432 on the sale. During the nine months ended September 30, 2014, the Company paid $150,000 in accordance with the terms of its option agreement related to the La Tortuga property. As of September 30, 2015, the Company held approximately $12.2 million of Brisas project related equipment intended for future sale.

Financing Activities

Net proceeds from the issuance of common shares during the nine months ended September 30, 2015 and 2014 relate to the exercise of employee stock options totaling $121,300 and $100,100, respectively.

During the second quarter of 2014, the Company extended the maturity date of its $25.3 million Modified Notes from June 29, 2014 to December 31, 2015 and issued $12 million face value of New Notes also maturing December 31, 2015. The Modified Notes were amended to be consistent with the terms of the New Notes.

The New Notes and the Modified Notes (as amended from the date of closing) (the "Notes") bear interest at 11% per year, which will be paid quarterly by issuance of a note (Interest Notes) and be payable in cash upon maturity on December 31, 2015. Subject to certain conditions, the outstanding principal may be converted into Class A common shares of the Company, redeemed or repurchased prior to maturity. The Notes mature on December 31, 2015 and are convertible, at the option of the holder, into 285.71 shares of Class A common shares per $1,000 (equivalent to a conversion price of $3.50 per common share) at any time upon prior written notice to the Company. The Company paid, in the case of the New Notes, a fee of approximately $0.3 million or 2.5% of the principal in the form of an original issue discount and in the case of the Modified Notes, a cash extension fee of approximately $0.6 million or 2.5% of the principal. (See Note 11 to the consolidated financial statements).

During the third quarter of 2015, the Company agreed to a financing in which it will issue up to $13.4 million of new convertible notes (“New Notes”) due December 31, 2018 and modify, amend and extend the maturity date of $43.7 million of currently outstanding principal and accrued interest ("Modified Notes") from December 31, 2015 to December 31, 2018. The Company will issue $12.3 million of New Notes with an original issue discount of 2.5% of the principal amount and will also issue approximately $1.1 million of additional New Notes representing 2.5% of the extended principal and interest amount due to the current note holders as a restructuring fee.

The New Notes and the Modified Notes (as amended from the date of closing) (collectively the "Notes") will bear interest at a rate of 11% per year, which will be accrued quarterly, be issued in the form of a note (Interest Notes) and be payable in cash at maturity.  The Notes will be convertible, at the option of the holder, into 333.33 of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to the Company. The Notes will be senior obligations of the Company, secured by all assets of the Company and subject to certain other terms including restrictions regarding  the pledging of assets and incurrence of certain capital expenditures or additional indebtedness without consent of noteholders; and participation rights in future equity or debt financing. The transaction is expected to be completed by the close of business November 30, 2015.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2015 (For further details see Notes 11 and 12 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1,2]	$ 38,350,000	$ 37,308,000	$ -	$ -	$ 1,042,000
Interest Notes[2]	6,754,086	6,754,086	-	-	-
Interest	401,170	57,310	114,620	114,620	114,620
	$ 45,505,256	$ 44,119,396	$ 114,620	$ 114,620	$ 1,156,620

1         Includes $37,308,000 principal amount of 11% convertible notes due December 31, 2015 and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022. Subject to certain conditions, the notes may be converted into Class A common shares of the Company, redeemed or repurchased. The amounts shown above include the interest and principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 11 to the consolidated financial statements).

The convertible notes consist of $25,308,000 of notes issued in 2012 pursuant to the 2012 Restructuring and subsequently extended and amended pursuant to the 2014 Restructuring (the "Modified Notes"); $12,000,000 of notes issued in 2014 pursuant to the 2014 Restructuring (the "New Notes") and $1,042,000 of notes originally issued in May 2007 and still outstanding (the "Old Notes"). Interest Notes consist of interest at 11% per year due on the Modified Notes and the New Notes which is accrued and paid quarterly in the form of a note which is payable in cash at maturity.

The 2012 Restructuring refers to the exchange by the Company and the holders of $102.3 million of Old Notes for $33.8 million cash, 12,412,501 Class A common shares, modified notes with a face value of $25.3 million ("Modified Notes") and contingent value rights ("CVR’s") totaling 5.468% of any future proceeds, net of certain deductions.

The 2014 Restructuring refers to the extension of the maturity date of the $25.3 million Modified Notes from June 29, 2014 to December 31, 2015, the issuance of $12 million of New Notes also maturing December 31, 2015. The interest paid on the Modified Notes was increased to 11% from 5.5% to be consistent with the interest paid on the New Notes.

2      The amount recorded as convertible notes and interest notes in the consolidated balance sheet as of September 30, 2015 is comprised of $40.4 million carrying value of Modified Notes, New Notes and Interest Notes (all due on December 31, 2015) issued pursuant to the 2014 Restructuring and $1.0 million of Old Notes (due June 15, 2022) held by other note holders who declined to participate in the 2012 Restructuring. The carrying value of notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and nine months ended September 30, 2015 was approximately $3.6 million and $11.7 million, respectively compared to $7.8 million and $15.0 million in the comparable periods in 2014.

		3 months			9 months
	2015	2014	Change	2015	2014	Change
Other Income (Loss)	$ (1,662)	$ (3,967)	$ 2,305	$ 4,192	$ (597,165)	$ 601,357
Total Expenses	(3,579,384)	(7,788,171)	4,208,787	(11,751,023)	(14,355,923)	2,604,900
Net Loss	$ (3,581,046)	$(7,792,138)	$ 4,211,092	$(11,746,831)	$(14,953,088)	$3,206,257

Other Income

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The change in other income during the nine month period was primarily due to the write-down of the $0.425 million investment of the La Tortuga property and the $0.16 million loss on settlement of debt related to the remaining unamortized discount on convertible notes both of which occurred in 2014.

		3 months			9 months
	2015	2014	Change	2015	2014	Change
Interest	$ 3	$ 12	$ (9)	$ 42	$ 170	$ (128)
Write-down of property,
plant and equipment					(425,010)	425,010
Loss on settlement of debt					(161,292)	161,292
Loss on sale of equipment				(9,432)		(9,432)
Foreign currency gain (loss)	(1,665)	(3,979)	2,314	13,582	(11,033)	24,615
	$ (1,662)	$ (3,967)	$ 2,305	$ 4,192	$ (597,165)	$ 601,357

Expenses

Corporate general and administrative expense for the three and nine months ended September 30, 2015 decreased from the comparable periods in 2014 primarily due to costs associated with the restructuring of convertible notes in 2014. Exploration expenses decreased due to the termination of activity on the La Tortuga project in 2014. The decrease in legal and accounting expense is primarily attributable to a decrease in fees incurred for corporate and tax planning activities.

Arbitration expenses during the three and nine months ended September 30, 2015 decreased from the comparable periods in 2014 by approximately $4.0 million and $2.9 million, respectively due to the accrual of contingent legal fees in 2014 payable as a result of the successful ICSID Award and $0.7 million in non-cash stock option compensation from options which vested upon the issuance of the Award. The increase in interest expense was due to the 2014 extension of the maturity date of the notes and an increase in the interest paid thereon from 5.5% to 11%, and the issuance of additional notes at 11%.

 Overall, total expenses for the three and nine months ended September 30, 2015 decreased by approximately $3.5 million and $1.9 million from the comparable periods in 2014

		3 months			9 months
	2015	2014	Change	2015	2014	Change
Corporate general and administrative	$ 609,284	$ 765,254	$ (155,970)	$ 2,230,697	$ 2,722,724	$ (492,027)
Exploration	58,747	333,152	(274,405)	180,809	778,269	(597,460)
Legal and accounting	22,656	313,614	(290,958)	151,102	562,982	(411,880)
	690,687	1,412,020	(721,333)	2,562,608	4,063,975	(1,501,367)

Venezuelan operations	30,122	51,663	(21,541)	88,222	109,535	(21,313)
Arbitration	169,617	4,149,059	(3,979,442)	1,498,224	4,429,906	(2,931,682)
Equipment holding costs	171,195	212,617	(41,422)	561,503	660,873	(99,370)
Interest expense	2,517,763	1,962,812	554,951	7,040,466	5,091,634	1,948,832
	2,888,697	6,376,151	(3,487,454)	9,188,415	10,291,948	(1,103,533)
Total expenses	$ 3,579,384	7,788,171	$ (4,208,787)	$ 11,751,023	$ 14,355,923	$(2,604,900)

SUMMARY OF QUARTERLY RESULTS

Quarter ended	9/30/15	6/30/15	3/31/15	12/31/14	9/30/14	6/30/14	3/31/14	12/31/13
Other Income (loss)	$(1,662)	$(10,748)	$16,602	$(7,099,515)	$(3,967)	$(162,556)	$(5,632)	$(104,405)
Net loss
before tax	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)	(2,813,613)	(4,273,836)
Per share	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)	(0.06)
Fully diluted	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)	(0.06)
Net loss	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)	(2,813,613)	(4,273,836)
Per share	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)	(0.06)
Fully diluted	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)	(0.04)	(0.06)

Other income (loss) in the first and third quarters of 2015 was primarily due to foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment. Other income (loss) in the fourth quarter of 2014 was primarily due to write down of property and equipment and loss on impairment of marketable securities. In the second quarter of 2014 the loss was related to loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring. Other income (loss) during 2013 and the first and third quarters of 2014 consisted of foreign currency gains (losses), losses on marketable securities and interest income.

The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration expense and accretion of convertible notes. Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment. In the third quarter of 2014 the loss increase was related to $3.4 million in legal fees and $0.7 million of non-cash stock option compensation expense related to the issuance of the Award. The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property. The decrease in net loss during the first quarter of 2014 was primarily due to decreases in arbitration expense and non-cash compensation expense. The increase in net loss in the fourth quarter of 2013 was related to costs associated with the arbitration oral hearing.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.